UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May,  2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻          No 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻          No 

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date May 2, 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

INVITATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FINANCIAL YEAR 2018

(No. 69/PR000/COP-I5000000/2019)

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”), hereby invites shareholders of the Company to attend the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on:

Day / Date	: Friday, May 24, 2019
Time	: 13.30 Western Indonesian Time until closing
Venue	: Ballroom - Four Seasons Hotel Jakarta Jl. Jend. Gatot Subroto Kav. 18, Jakarta Selatan 12710

The Meeting will discuss and decide on the following Agendas:

1.	Approval of the Company’s Annual Report for Financial Year of 2018, including the Supervision Duty Implementation Report of the Board of Commissioner Financial Year of 2018.

2.

Ratification of the Financial Statement of the Company Financial Year of 2018 and Annual Report of Partnerships and Community Development Program Financial Year of 2018 and the Acquittal and Discharge of Members of the Company’s Board of Directors and the Board of Commissioners.

Explanation:

Agenda 1 and 2 are held based on Article 18 Paragraph 9 of the Company’s Articles of Association and Article 17 and Article 18 of Minister of State-Owned Enterprises (“SOE”) Regulation No. PER-09/MBU/07/2015 as lastly amended by Minister of SOE Regulation No. PER-02/MBU/7/2017 regarding Partnership Program and Community Development Program of SOE, with regards to the provision mentioned in Article 25 paragraph (1) of the Company’s Articles of Association and Article 26 paragraph (1) Financial Service Authority Regulation No. 32/POJK.04/2014 as amended by Financial Service Authority Regulation No. 10/POJK.04/2017 regarding General Meeting of Shareholders of Public Company (“POJK 32/2014”).

3.	Determination on Utilization of the Company’s Net Profit for Financial Year of 2018.

Explanation:

Agenda 3 is held based on Article 70 and 71 of Law No. 40 Year 2007 regarding Limited Liability Companies (“Company Law”) and Article 21 and Article 26 of the Company’s Article of Association, wherein the determination on utilization of the Company’s net profit for Financial Year of 2018 requires the Meeting’s approval with regards to the provision mentioned in the Article 25 paragraph (1) of Company’s Article of Association and Article 26 paragraph (1) POJK 32/2014.

4.	Determination of Bonus (Tantiem) for Financial Year of 2018, Salary and Honorarium and other Allowance for Members of Board of Directors and Board of Commissioners for year 2019.

Explanation:

Agenda 4 is held based on Article 11 paragraph 19 and Article 14 paragraph 30 of the Company’s Article of Association, Article 96 and Article 113 of the Company Law and Minister of SOE Regulation No. PER-04/MBU/2014 as lastly amended by Minister of SOE Regulation  No. PER-06/MBU/06/2018 regarding Guidelines for the Determination of the Income of Board of Directors, Board of Commissioners, and Supervisory Board of SOE, with regards to the provision mentioned in the Article 25 paragraph (1) Company’s Article of Association and Article 26 paragraph (1) POJK 32/2014.

5.

Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for Financial Year of 2019, including Internal Control Audit over Financial Reporting, and the Financial Statement of the Partnership and Community Development Program for Financial Year of 2019.

Explanation:

Agenda 5 is held based on Article 21 paragraph 2 letter c juncto Article 15 paragraph 2 letter b.a.5 of Company’s Article of Association and Article 36A POJK 32/2014, where the Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for Financial Year 2019 and Company’s Financial Statement of  Partnership and Community Development Program for Financial Year 2019 is decided on the Meeting by considering the Board of Commissioner’s proposal, with regards to the provision mentioned in the Article 25 paragraph (1) of the Company’s Article of Association and Article 26 paragraph (1) POJK 32/2014 and Article 31 paragraph (1) Minister of SOE Regulation No. PER-01/MBU/2011 as amended by Minister of SOE Regulation No. PER-09/MBU/2012 regarding Implementations of Good Corporate Governance on State Owned Company.

6.	Amendment of the Article of Association of the Company.

Explanation:

Amendment of the Article of Association, which are:

a.

Adjustment to the Company’s purpose and objective to the Indonesian Standard Classification of Business Fields (KBLI) 2017 based on Government Regulation No. 24 year 2018 regarding Online Integrated Business Licensing Services;

b.

Changes in the limitation of authority for Board of Directors’ actions which require written approval from the Company’s Board of Commissioners regarding cooperation with the Company's subsidiaries and affiliates also the proposed appointment of members of Company's Board of Directors to become candidates for members of Board of Commissioners in the Company's subsidiaries.

Agenda 6 is held in accordance with Article 25 paragraph 5 juncto Article 28 and Article 23 paragraph 6 letter b of the Company’s Article of Association.

7.	Changes in the Management of the Company.

Explanation:

Agenda 7 is held based on Article 11 paragraph 10, Article 14 paragraph 12, Article 23 paragraph 6 letter b and Article 25 paragraph 4 of the Company’s Article of Association also Financial Service Authority Regulation No. 33/POJK.04/2014 regarding Board of Directors and Board of Commissioners of Issuers or Public Companies, wherein the appointment and dismissal of the management of the Company should be approved by Meeting that attended and approved by the Series A Dwiwarna Shareholder, with regards to the provision mentioned in the Article 25 paragraph (4) of the Company’s Article of Association.

Notes:

1.	This Invitation shall be deemed as a Meeting invitation to the Company’s shareholders, so the Board of Directors shall not send separate invitations to the Company’s shareholders.
2.

Those who are eligible to attend or represented in the Meeting are the shareholders whose names are registered in the Company’s Shareholders Register at 16.15 Western Indonesian Time on April 30, 2019 or the Companys’ shareholder of the security sub account in the Collective Depository of PT Kustodian Sentral Efek Indonesia at the closing of trading on April 30, 2019.

3.

The Company’s shareholders or their proxies who will attend the Meeting are the Company’s shareholders whose name are recorded in the Meeting Register. Before entering the Meeting, the Company’s shareholders or their proxies are required to submit a copy of their Collective Share Certificates (“CSC”) and Identity Card (Kartu Tanda Penduduk) or another personal identification document to the the Companys’ Meeting officer. For the shareholders in the form of legal entities obliged to bring a copy of the Articles of Association and any amendments, together with the latest composition of the board. As for Company’s shareholders whose shares are deposited in the collective depository of PT Kustodian Sentral Efek Indonesia are required to submit Written Confirmation for the Meetings that can be obtained from the securities company and custodian bank where the Shareholders open their securities account.

4.

Shareholders who are unable to attend the Meeting can be represented by their proxies by bringing a valid Power of Attorney and attach a copy of the Shareholder’s identity with the provisions that members of Board of Directors, Board of Commissioners, employees of the Company may act as the proxies in the Meeting, but the votes they cast as a proxy at this Meeting will not counted in the voting collection. With due regard to the provisions in Article 31 of POJK 32/2014, the Company’s shareholders are not entitled to give power of attorney to more than one proxy for a portion of the shares owned by them for different votes. The power of attorney form can be obtained during working day at the addresses listed below.

5.

Materials for the Meetings (“Meeting Materials”) are available on the Company’s website at www.telkom.co.id, starting from the date of this Invitation. If needed, the Meeting Materials are available in the form of hard copies that can be examined/obtained during business hours by submitting a copy of CSC and other personal identification document to the addresses below:

PT Telkom Indonesia (Persero) Tbk

Investor Relation

Telkom Landmark Tower 39th floor

Jl. Jend.Gatot Subroto Kav. 52

Jakarta 12710

Phone. (021) 521 5109, Fax. (021) 522 0500

Email: investor@telkom.co.id

PT Datindo Entrycom Jl. Hayam Wuruk No.28 Jakarta 10120 Phone. (021) 350 8077, Fax. (021)350 8078 Email: corporatesecretary@datindo.com

6.	To help us conduct the Meeting in an orderly and timely manner, the shareholders or their proxies are kindly requested to be present 30 minutes prior to the time of the Meeting.

Bandung, May 2, 2019

PT Telkom Indonesia (Persero) Tbk

Board of Directors